UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2005

BRANDYWINE REALTY TRUST
(Exact name of issuer as specified in charter)

Maryland	1-9106	23-2413352
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(I.R.S. Employer Identification Number)

401 Plymouth Road, Suite 500
Plymouth Meeting, Pennsylvania 19462
(Address of principal executive offices)

(610) 325-5600
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

          On November 1, 2005, Brandywine Operating Partnership, L.P., the partnership through which we own our assets and conduct our business, entered into four separate employment agreements (collectively, the “Employment Agreements”) with executives of Prentiss Properties Trust (“Prentiss”): Robert K. Wiberg, Daniel K. Cushing, Christopher M. Hipps and Michael Cooper.  These agreements do not become effective for any purpose unless and until the merger provided for in the agreement and plan of merger dated as of October 3, 2005 (the “Merger Agreement”) to which we and Prentiss are parties is consummated.  These agreements provide for compensation to the applicable executives on terms consistent with our modeling for the merger.  We incorporate into this Item 1.01 by reference each of the Employment Agreements that we have attached to this Current Report on Form 8-K as an exhibit.

          Each of the Employment Agreements sets forth the terms under which the applicable executive of Prentiss would be employed by us, including title, responsibilities and compensation.  The table below provides selected information from each Employment Agreement and is qualified by the full text of the applicable Employment Agreement.

Name	Title	Base Salary	2005 Bonus	Brandywine Share Grants (1)	Stated Term

Robert K. Wiberg	Executive Vice President and Managing Director of Operations	$250,000	$75,000	- 13,800 fully vested shares - 6,900 restricted shares	Two Years
Daniel K. Cushing	Senior Vice President and Managing Director – Western Region	$215,000	$75,000	- 13,800 fully vested - 3,450 restricted shares	Two Years
Christopher M. Hipps	Executive Vice President and Managing Director – Southwest Region	$215,000	$70,000	13,800 fully vested shares	Two Years
Michael Cooper	Senior Vice President – Mid-Atlantic Region	$200,000	$75,000	6,900 fully vested shares	Two Years

(1)
Share grants represent common shares of beneficial interest of Brandywine Realty Trust.  As indicated in the above table, some of the shares granted will be fully vested on the grant date.  The restricted shares to be granted to Messrs. Wiberg and Cushing will vest on the third anniversary of the grant date and vesting is not subject to performance-based conditions.  The holder of restricted shares is entitled to vote the unvested restricted shares and to receive distributions from the date of the award.

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(i)
As indicated in Item 1.01, and as we previously reported in our Current Report on Form 8-K filed on October 4, 2005, we expect to implement changes within our management ranks upon consummation of the merger provided for in the Merger Agreement, including the following changes: (i) Robert K. Wiberg (age 49), currently an Executive Vice President with Prentiss, will become Executive Vice President and Managing Director of Operations of Brandywine;

(ii) Gregory S. Imhoff (age 48), currently Senior Vice President, General Counsel and Secretary of Prentiss, will become Senior Vice President and Chief Administrative Officer of Brandywine; (iii) Timothy M. Martin (age 34), currently Brandywine’s Vice President and Chief Accounting Officer, will become Vice President – Finance; and (iv) Scott W. Fordham (age 37), currently Senior Vice President and Chief Accounting Officer of Prentiss, will become Vice President and Chief Accounting Officer of Brandywine.  Additional information regarding Mr. Martin may be found in our proxy statement for our 2005 annual shareholders meeting filed with the Securities and Exchange Commission on April 1, 2005.  Additional information regarding Messrs. Wiberg, Imhoff and Fordham may be found in the Prentiss proxy statement for its 2005 annual shareholders meeting filed with the Securities and Exchange Commission on April 5, 2005.

Item 9.01.	Financial Statements and Exhibits.

        Exhibits

10.1	Employment Agreement between Brandywine Operating Partnership, L.P. and Robert K. Wiberg

10.2	Employment Agreement between Brandywine Operating Partnership, L.P. and Daniel K. Cushing

10.3	Employment Agreement between Brandywine Operating Partnership, L.P. and Christopher M. Hipps

10.4	Employment Agreement between Brandywine Operating Partnership, L.P. and Michael Cooper

Signatures

          Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRANDYWINE REALTY TRUST

Date: November 1, 2005	By:	/s/ Gerard H. Sweeney

Gerard H. Sweeney
President and Chief Executive Officer